CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Floating Rate Notes due 2024	$5,000,000	$196.50

January 2009 Pricing Supplement No. 16 Registration Statement No. 333-156423 Dated January 27, 2009 Filed pursuant to Rule 424(b)(2)
INTEREST RATE STRUCTURED INVESTMENTS

Senior Floating Rate Notes due January 30, 2024
6-Month USD LIBOR Range Accrual Notes

As further described below, interest will accrue on the notes at a rate of (i) Years 1 -3:  11.00% per annum and (ii) Years 4 - maturity:  11.00% per annum for each day that 6-Month USD LIBOR is greater than or equal to 3.00%.  We have the right to redeem the notes on any redemption date, beginning January 30, 2012.

We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities – Description of Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.  All payments on the notes, including the repayment of principal, are subject to the credit risk of Morgan Stanley.
FINAL TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$5,000,000. May be increased prior to the original issue date but we are not required to do so.
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	January 27, 2009
Original issue date:	January 30, 2009 (3 business days after the pricing date)
Maturity date:	January 30, 2024
Interest accrual date:	January 30, 2009
Principal protection:	100%
Interest:
Original issue date to but excluding January 30, 2012: 11.00%
January 30, 2012 to but excluding the maturity date (the “floating interest rate period”):
(x) 11.00% per annum times (y) N/ACT; where
“N” = the total number of calendar days in the applicable interest payment period on which the reference rate is within the reference rate range (“accrual days”); and
“ACT” = the total number of calendar days in the applicable interest payment period.
If on any calendar day in the floating interest rate period the reference rate is not within the reference rate range, interest will accrue at a rate of 0.00% per annum for that day.

Interest payment period:	Monthly
Interest payment period end dates:	Unadjusted
Interest payment dates:
Monthly on the 30th (except for February which will be the 28th), beginning February 28, 2009; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Day-count convention:	Actual/Actual
Redemption percentage at maturity / redemption date:	100%
Redemption:
Beginning January 30, 2012, we have the right to redeem all of these notes on any redemption date and pay to you 100% of the stated principal amount of the notes plus accrued and unpaid interest to but excluding the date of such redemption.  If we decide to redeem the notes, we will give you notice at least 10 business days before the redemption date specified in the notice.

Redemption dates:	January 30, 2012, and quarterly thereafter on each of January 30, April 30, July 30 and October 30.
Reference rate:	6-Month USD LIBOR-BBA. Please see “Additional Provisions – Reference rate” below.
Reference rate range:	Greater than or equal to 3.00%
Reference rate cutoff:
Floating interest rate period:   The reference rate for any day from and including the fifth New York banking day prior to the related interest payment date for any interest payment period shall be the reference rate as in effect on the London banking day immediately preceding such fifth New York banking day prior to such interest payment date.

Specified currency:	U.S. dollars
CUSIP:	61745EW49
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent: Morgan Stanley & Co. Incorporated	Calculation agent: Morgan Stanley Capital Services Inc.	Trustee: The Bank of New York Mellon
Commissions and Issue Price:	Price to public	Agent’s commissions(1)	Proceeds to company
Per Note	100%	3.00%	97.00%
Total	$5,000,000	$150,000	$4,850,000
(1) For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

The notes involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 3.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Prospectus Supplement dated December 23, 2008                           Prospectus dated December 23, 2008

THE NOTES ARE NOT BANK DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.  FURTHERMORE, THE NOTES WILL NOT BE GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION UNDER THE FDIC’S TEMPORARY LIQUIDITY GUARANTEE PROGRAM.

Senior Floating Rate Notes due 2024
6-Month USD LIBOR Range Accrual Notes

Additional Provisions

Reference rate

“LIBOR” as defined in the accompanying prospectus in the section called “Description of Debt Securities – Floating Rate Debt Securities” and “– Base Rates” with an index maturity of 6 months and an index currency of US dollars and as displayed on Reuters Page LIBOR01; provided that for the determination of the reference rate on any calendar day, the “interest determination date” shall be that calendar day unless that calendar day is not a London banking day, in which case the reference rate shall be the reference rate on the immediately preceding London banking day; provided further that the reference rate for any day from and including the fifth New York banking day prior to the related interest payment date for any interest payment period shall be the reference rate as in effect on the London banking day immediately preceding such fifth New York banking day prior to such interest payment date.

New York banking day

New York banking day means any day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York, New York.

Hypothetical Examples

The table below presents examples of hypothetical monthly interest that would accrue on the notes based on the total number of calendar days in an interest payment period on which the reference rate is within the reference rate range. The table assumes that the interest payment period contains 30 calendar days and an interest rate of 11.00% per annum.

The example below is for purposes of illustration only and would provide different results if different assumptions were made.  The actual monthly interest payments will depend on the actual number of calendar days in each interest payment period and the actual reference rate level on each day.  The applicable interest rate for each monthly interest payment period will be determined on a per-annum basis but will apply only to that interest payment period.

N	Hypothetical Interest Rate
0	0.00000%
7	2.56667%
15	5.50000%
22	8.06667%
30	11.00000%

Historical Information

The following graph sets forth the reference rate for the period from January 1, 2004 to January 27, 2009.  The historical performance of the reference rate should not be taken as an indication of its future performance.  We cannot give you any assurance that the reference rate will be within the reference rate range on any day of any interest payment period during the floating interest rate period.  We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

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Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes. An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the reference rate, and other events that are difficult to predict and beyond the issuer’s control.  This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement and the accompanying prospectus.

Yield Risk

▪
If there are no accrual days in any interest payment period during the floating interest rate period, we will not pay any interest on the notes for that interest payment period and the market value of the notes may decrease.  It is also possible that the reference rate will not be within the reference rate range for so many days during any monthly interest payment period during the floating interest rate period, that the interest payment for that monthly interest payment period will be less than the amount that would be paid on an ordinary debt security and may be zero.  To the extent that the reference rate remains outside the reference rate range, the market value of the notes may decrease and you may receive substantially less than 100% of the issue price if you wish to sell your notes at such time.

▪
The reference rate for the last five New York banking days of an interest payment period during the floating interest rate period will be the reference rate on the London banking day immediately prior to those five days. Because the reference rate for the last five New York banking days of an interest payment period during the floating interest rate period will be the reference rate on the London banking day immediately prior to those five days, if the reference rate on that London banking day is not within the reference rate range, you will not receive any interest in respect of those five days even if the reference rate as actually calculated on any of those days were to be within the reference rate range.

▪
Early redemption risk.  The issuer retains the option to redeem the notes after the stated period of time, with the stated frequency and prior to the defined notice date(s).  It is more likely that the issuer will redeem the notes prior to their stated maturity date to the extent that the reference index level during the term of the notes results in an amount of interest payable that is greater than instruments of a comparable maturity and credit rating trading in the market.  If the notes are redeemed prior to their stated maturity date, investors may have to re-invest proceeds in a lower rate environment.

▪
The historical performance of the reference rate is not an indication of future performance. Historical performance of the reference rate should not be taken as an indication of the future performance during the term of the notes.  Changes in the levels of the reference rate will affect the trading price of the notes, but it is impossible to predict whether such levels will rise or fall.

Market Risk

▪
The price at which the notes may be sold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased.  Some of these factors include, but are not limited to: (i) changes in the level of the reference rate, (ii) volatility of the reference rate, (iii) changes in interest rates, (iv) any actual or anticipated changes in our credit ratings or credit spreads, (v) time remaining to maturity.  Primarily, to the extent that the reference rate level remains outside the reference rate range, the market value of the notes may decrease and you may receive substantially less than 100% of the issue price if you wish to sell your notes at such time.

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which Morgan Stanley & Co. Incorporated (“MS & Co.”) is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

Liquidity Risk

▪
The notes will not be listed on any securities exchange.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes. MS & Co. currently intends to act as a market maker for the notes but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you

January 2009	Page 3

Senior Floating Rate Notes due 2024
6-Month USD LIBOR Range Accrual Notes

to sell the notes easily.  Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the notes.

Conflicts of Interest

▪
Issuer or its affiliates are market participants.  The issuer or one or more of their respective affiliates may, at present or in the future, publish research reports with respect to movements in interests rates generally or the reference rate specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.

▪
Economic interests of the calculation agent may be potentially adverse to the investors. The calculation agent is an affiliate of the issuer. Any determinations made by the calculation agent may affect the payout to investors.

Issuer Specific Risk Factors

▪
Investors are subject to our credit risk, and our credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on our ability to pay all amounts due on the notes on interest payment dates, redemption dates and at maturity and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

January 2009	Page 4

Senior Floating Rate Notes due 2024
6-Month USD LIBOR Range Accrual Notes

Supplemental Information Concerning Plan of Distribution

We expect to deliver the notes against payment therefor in New York, New York on January 30, 2009, which will be the third scheduled business day following the date of the pricing of the notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Tax Considerations

The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Optionally Exchangeable Notes.”  Under this treatment, if you are a U.S. taxable investor, you generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income.  We have determined that the “comparable yield” is a rate of 6.4600% per annum, compounded monthly; and the projected payment schedule with respect to a note (assuming an issue price of $1,000) consists of the following payments:

DATE	PROJECTED PAYMENTS	DATE	PROJECTED PAYMENTS	DATE	PROJECTED PAYMENTS
February 28, 2009	$ 8.74	February 28, 2014	$ 3.27	February 28, 2019	$ 4.14
March 30, 2009	$ 9.04	March 30, 2014	$ 3.40	March 30, 2019	$ 4.31
April 30, 2009	$ 9.34	April 30, 2014	$ 3.53	April 30, 2019	$ 4.48
May 30, 2009	$ 9.04	May 30, 2014	$ 3.44	May 30, 2019	$ 4.36
June 30, 2009	$ 9.34	June 30, 2014	$ 3.58	June 30, 2019	$ 4.53
July 30, 2009	$ 9.04	July 30, 2014	$ 3.48	July 30, 2019	$ 4.41
August 30, 2009	$ 9.34	August 30, 2014	$ 3.61	August 30, 2019	$ 4.58
September 30, 2009	$ 9.34	September 30, 2014	$ 3.62	September 30, 2019	$ 4.60
October 30, 2009	$ 9.04	October 30, 2014	$ 3.52	October 30, 2019	$ 4.47
November 30, 2009	$ 9.34	November 30, 2014	$ 3.65	November 30, 2019	$ 4.64
December 30, 2009	$ 9.04	December 30, 2014	$ 3.55	December 30, 2019	$ 4.50
January 30, 2010	$ 9.34	January 30, 2015	$ 3.68	January 30, 2020	$ 4.66
February 28, 2010	$ 8.74	February 28, 2015	$ 3.45	February 28, 2020	$ 4.37
March 30, 2010	$ 9.04	March 30, 2015	$ 3.58	March 30, 2020	$ 4.68
April 30, 2010	$ 9.34	April 30, 2015	$ 3.71	April 30, 2020	$ 4.70
May 30, 2010	$ 9.04	May 30, 2015	$ 3.60	May 30, 2020	$ 4.56
June 30, 2010	$ 9.34	June 30, 2015	$ 3.73	June 30, 2020	$ 4.72
July 30, 2010	$ 9.04	July 30, 2015	$ 3.62	July 30, 2020	$ 4.57
August 30, 2010	$ 9.34	August 30, 2015	$ 3.74	August 30, 2020	$ 4.73
September 30, 2010	$ 9.34	September 30, 2015	$ 3.75	September 30, 2020	$ 4.73
October 30, 2010	$ 9.04	October 30, 2015	$ 3.63	October 30, 2020	$ 4.59
November 30, 2010	$ 9.34	November 30, 2015	$ 3.76	November 30, 2020	$ 4.74
December 30, 2010	$ 9.04	December 30, 2015	$ 3.64	December 30, 2020	$ 4.59
January 30, 2011	$ 9.34	January 30, 2016	$ 3.76	January 30, 2021	$ 4.76
February 28, 2011	$ 8.74	February 28, 2016	$ 3.52	February 28, 2021	$ 4.45
March 30, 2011	$ 9.04	March 30, 2016	$ 3.77	March 30, 2021	$ 4.60
April 30, 2011	$ 9.34	April 30, 2016	$ 3.78	April 30, 2021	$ 4.76
May 30, 2011	$ 9.04	May 30, 2016	$ 3.66	May 30, 2021	$ 4.61
June 30, 2011	$ 9.34	June 30, 2016	$ 3.79	June 30, 2021	$ 4.76
July 30, 2011	$ 9.04	July 30, 2016	$ 3.67	July 30, 2021	$ 4.61
August 30, 2011	$ 9.34	August 30, 2016	$ 3.80	August 30, 2021	$ 4.77
September 30, 2011	$ 9.34	September 30, 2016	$ 3.81	September 30, 2021	$ 4.76
October 30, 2011	$ 9.04	October 30, 2016	$ 3.69	October 30, 2021	$ 4.61
November 30, 2011	$ 9.34	November 30, 2016	$ 3.83	November 30, 2021	$ 4.76
December 30, 2011	$ 9.04	December 30, 2016	$ 3.72	December 30, 2021	$ 4.60
January 30, 2012	$ 9.32	January 30, 2017	$ 3.86	January 30, 2022	$ 4.75
February 28, 2012	$ 2.68	February 28, 2017	$ 3.62	February 28, 2022	$ 4.44
March 30, 2012	$ 2.91	March 30, 2017	$ 3.76	March 30, 2022	$ 4.59
April 30, 2012	$ 2.95	April 30, 2017	$ 3.90	April 30, 2022	$ 4.73

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May 30, 2012	$ 2.87	May 30, 2017	$ 3.79	May 30, 2022	$ 4.57
June 30, 2012	$ 2.98	June 30, 2017	$ 3.93	June 30, 2022	$ 4.72
July 30, 2012	$ 2.96	July 30, 2017	$ 3.82	July 30, 2022	$ 4.56
August 30, 2012	$ 3.06	August 30, 2017	$ 3.97	August 30, 2022	$ 4.71
September 30, 2012	$ 3.06	September 30, 2017	$ 3.98	September 30, 2022	$ 4.70
October 30, 2012	$ 2.96	October 30, 2017	$ 3.87	October 30, 2022	$ 4.54
November 30, 2012	$ 3.05	November 30, 2017	$ 4.02	November 30, 2022	$ 4.68
December 30, 2012	$ 2.97	December 30, 2017	$ 3.91	December 30, 2022	$ 4.52
January 30, 2013	$ 3.04	January 30, 2018	$ 4.06	January 30, 2023	$ 4.66
February 28, 2013	$ 2.89	February 28, 2018	$ 3.81	February 28, 2023	$ 4.35
March 30, 2013	$ 3.04	March 30, 2018	$ 3.97	March 30, 2023	$ 4.50
April 30, 2013	$ 3.18	April 30, 2018	$ 4.13	April 30, 2023	$ 4.64
May 30, 2013	$ 3.13	May 30, 2018	$ 4.02	May 30, 2023	$ 4.48
June 30, 2013	$ 3.28	June 30, 2018	$ 4.19	June 30, 2023	$ 4.62
July 30, 2013	$ 3.21	July 30, 2018	$ 4.08	July 30, 2023	$ 4.46
August 30, 2013	$ 3.35	August 30, 2018	$ 4.24	August 30, 2023	$ 4.59
September 30, 2013	$ 3.38	September 30, 2018	$ 4.27	September 30, 2023	$ 4.58
October 30, 2013	$ 3.30	October 30, 2018	$ 4.17	October 30, 2023	$ 4.42
November 30, 2013	$ 3.43	November 30, 2018	$ 4.34	November 30, 2023	$ 4.55
December 30, 2013	$ 3.34	December 30, 2018	$ 4.23	December 30, 2023	$ 4.39
January 30, 2014	$ 3.48	January 30, 2019	$ 4.40	January 30, 2024	$ 1,004.50

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of original issue discount and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments  that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “Description of Notes — United States Federal Taxation — Non-U.S. Holders.”

You should consult your tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

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Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  You should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008

Terms used in this pricing supplement are defined in the prospectus supplement or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

January 2009	Page 7